SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

COMMISSION FILE NO. 1-4825

WEYERHAEUSER COMPANY INVESTMENT GROWTH PLAN

WEYERHAEUSER COMPANY

A Washington Corporation

Federal Way, Washington 98063
Telephone: (253) 924-2345

Financial Statements and Exhibit

Item 4: Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser Company Investment Growth Plan statements of net assets available for benefits as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 2004, the supplemental schedule H, line 4i – Schedule of Assets (Held at End of Year) and schedule H, line 4a – Schedule of Delinquent Participant Contributions together with report of Independent Registered Public Accounting Firm.

Exhibit: Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Investment Growth Plan have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN

By ______________________
Edward P. Rogel
Chairman
Administrative Committee

June 27, 2005
Date

KPMG

KPMG LLP
Suite 900
801 Second Avenue
Seattle, WA 98104

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Weyerhaeuser Company:

We consent to the incorporation by reference in the registration statement (No. 333-86114) on Form S-8 of Weyerhaeuser Company of our report dated June 27, 2005, with respect to the statements of net assets available for benefits of the Weyerhaeuser Company Investment Growth Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 2004, and the related supplemental financial statement schedules, which report appears in the December 31, 2004 annual report on Form 11-K of the Weyerhaeuser Company Investment Growth Plan.

KPMG LLP

Seattle, Washington
June 27, 2005

KPMG

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

10285SE

KPMG

KPMG LLP
Suite 900
801 Second Avenue
Seattle, WA 98104

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Weyerhaeuser Company:

We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Company Investment Growth Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedule H, line 4i – Schedule of Assets (Held at End of Year) and schedule H, line 4a – Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information and supplemental schedules are the responsibility of the Plan's management. The fund information and supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Seattle, Washington
June 27, 2005

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

Dollar amounts in thousands

		2004	2003
Assets:			
Plan interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust:			
Participant directed investments at fair value:			
Shares of registered investment company funds:			
Vanguard 500 Index Fund	$	676,484	634,819
Vanguard Extended Market Index Fund		192,571	140,591
Vanguard Total International Stock Index Fund		57,023	31,155
Vanguard Wellesley Income Fund		267,257	250,411
Vanguard Prime Money Market Fund		26,594	28,411
Vanguard Total Bond Fund		35,876	34,005
Nonparticipant directed investment in Weyerhaeuser Company Common Stock Fund at fair value		424,614	416,329
Participant directed investment at contract value:			
Weyerhaeuser Stable Value Fund		474,272	502,034
Participant loans		121	441
Net assets available for benefits	$	2,154,812	2,038,196

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information

Year Ended December 31, 2004

Dollar amounts in thousands

		Weyerhaeuser Company Common Stock Fund (nonparticipant directed)	All other investments (participant directed)	Total
Additions:				
Contributions:				
Employer	$	42,435	-	42,435
Participant		10,267	88,671	98,938
Total contributions		52,702	88,671	141,373
Net investment income from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust		33,516	143,917	177,433
Total additions		86,218	232,588	318,806
Deductions:				
Benefits paid to participants		32,234	171,589	203,823
Net increase prior to interfund transfers and plan transfers		53,984	60,999	114,983
Interfund transfers, net		(46,100)	46,100	-
Plan transfers, net		401	1,232	1,633
Net increase		8,285	108,331	116,616
Net assets available for benefits:				
Beginning of year		416,329	1,621,867	2,038,196
End of year	$	424,614	1,730,198	2,154,812

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Weyerhaeuser Company Investment Growth Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan and was established April 1, 1968. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Any salaried employee of Weyerhaeuser Company (the Company) or of a participating subsidiary and certain hourly employees who are eligible for salaried benefits are eligible to participate in the Plan on a voluntary basis. The president of the Company designates participating subsidiaries from among the eligible domestic corporations of which the voting stock is owned by the Company and/or one of its other subsidiaries. No person covered by a collective bargaining agreement may participate unless such agreement expressly provides for participation.

The Plan was amended effective December 31, 2003 to merge all of the assets of the Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Salaried Employees (MacMillan Bloedel Salaried Plan) into the Plan. Participants in the MacMillan Bloedel Salaried Plan commenced participation in the Plan effective January 1, 2000.

Vanguard Fiduciary Trust Company (VFTC) acts as the trustee, recordkeeper, and investment manager for the Plan. Therefore, the Vanguard investment transactions qualify as party-in-interest transactions.

The portion of the Plan invested in the Weyerhaeuser Company Common Stock Fund is an Employee Stock Ownership Plan. Participants may elect to have any dividends due to them reinvested in Weyerhaeuser Stock or paid in cash.

(b) Contributions

The Plan includes a qualified cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code (IRC) that allows participants to designate any whole percent of their base salary to be contributed to the Plan, subject to certain limitations imposed under the IRC.

Participant contributions may be suspended under certain circumstances, at the participant's request or upon a hardship withdrawal.

The Plan provides for a matching contribution to be made by the Company. During 2004, the first 7% of eligible compensation designated by each participant as the participant's contribution is matched by the Company at a rate of 70%. All employer contributions shall be invested in the Company stock fund. Participants may transfer employer matching contributions upon reaching age 45 and full vesting of their accounts. Participants with employer matching contributions merged into the Plan from the MacMillan Bloedel Salaried Plan (the Merged Funds) may transfer the Merged Funds at any time regardless of age and service.

(Continued)

The participant and employer matching contributions are paid biweekly to the trustee.

(c) ***Participant Accounts***

Individual accounts are maintained for each of the Plan's participants to reflect the participants' share of the Plan's income, participant contributions, and employer matching contributions. Allocations of income are based on units assigned to participants.

(d) ***Vesting***

The interest of a participant in the employer contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) retirement at normal or early retirement age under the employer's retirement plan, (2) attaining age 65, (3) death or total and permanent disability while in the employer's employ, (4) termination of service due to a plant closure or (5) upon termination of the Plan. The Plan also provides 100% vesting for all involuntary terminations except for violations of certain Company employee conduct standards as set forth in the Plan.

All employees hired on or before January 1, 2002, who are eligible to participate in the Plan, are 100% vested in their accounts. Employees hired after January 1, 2002 vest in the employer contributions and earnings thereon after six years of vesting service according to the following schedule.

Years of vesting service	Percent vested
Less than two years of service	0%
Two years of service	20%
Three years of service	40%
Four years of service	60%
Five years of service	80%
Six or more years of service	100%

Effective January 1, 2004, participants who became employees of the Company as a result of the Company's acquisition of Wilton Connor LLC in 2003 and were employees as of January 1, 2004 are 100% vested in the employer contributions and earnings thereon.

If a participant is not fully vested in his/her employer contributions upon severance of employment and does not return to active employment with the Company within five years, the participant forfeits his/her employer contributions to the extent they are not vested. Forfeited employer contributions are used to reduce future Company contributions. During 2004, approximately $321,000 of forfeitures were used to reduce employer matching contributions. Unallocated forfeitures are not significant to the financial statements as of December 31, 2004 and 2003.

(e) ***Investment Options***

Participants are allowed to change their investment options 26 times per year. Participants have the option to invest up to 100% of their contributions, in 1% increments, in any of the eight investment options listed below:

Weyerhaeuser Company Common Stock Fund
Vanguard 500 Index Fund
Vanguard Extended Market Index Fund
Vanguard Total International Stock Index Fund
Vanguard Wellesley Income Fund
Weyerhaeuser Stable Value Fund
Vanguard Prime Money Market Fund
Vanguard Total Bond Fund

The information related to the Weyerhaeuser Company Common Stock Fund included in the statements of net assets available for benefits and statement of changes in net assets available for benefits includes both participant directed and nonparticipant directed investments. These amounts cannot be separately determined. As allowed under Statement of Position 99-3, the entire investment is deemed to be nonparticipant directed for purposes of this disclosure.

(f) ***Reallocation of Funds***

Participants are allowed to reallocate their accounts on a daily basis among the investment options offered by the Plan that the participants have selected.

(g) ***Valuation Frequency***

Account balances are valued on a daily basis.

(h) ***Payment of Benefits***

Participant contributions made before 1983 may be withdrawn upon request. If a participant has not terminated employment, participant contributions made after 1982 may be withdrawn only after age 59-½ or upon financial hardship. Employer matching contributions may be withdrawn either two full calendar years after the year of the contribution or after five years of service, to the extent vested. Additional distribution options (as described in the Plan) may be available to participants who participated in a plan that was merged into the Plan.

Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at less than $5,000 must take a distribution of their entire interest in the Plan at the time of termination. The nonvested portions of the participants' accounts are forfeited upon distribution of the account or after a five-year period of severance, whichever is earlier.

(Continued)

(i) Participant Loans

New loans are not allowed by the Plan. Certain loans were transferred from other plans that were merged into the Plan in prior years. The interest rates on outstanding loans as of December 31, 2004 range from 9% to 10.5% and the loans mature through December 8, 2005.

(j) Expenses of the Plan

The employer pays all costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the external auditor. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trust out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan were prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Participation in Master Trust and Unit Accounting

All of the Plan's investments are held in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust (the Master Trust) which was established to hold the investments of the Plan and other Weyerhaeuser Company 401(k) and Performance Share plans. The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each "unit" represents a portion of ownership in a fund.

(c) Investment Valuation and Interest in the Master Trust at Fair Value

The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. The interest in the Master Trust is reported at fair value based on quoted market prices of each fund, except for the Weyerhaeuser Stable Value Fund, which is reported at contract value, as all contracts within the fund are considered benefit responsive. The Weyerhaeuser Company Common Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost.

(d) Income Recognition and Net Investment Income from the Master Trust

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments. Total investment income (loss) of the Master Trust as presented in note 7 is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan and plan specific participant loans.

(e) *Risks and Uncertainties*

The Master Trust and Plan assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(f) *Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g) *Payment of Benefits*

Benefits are recorded when paid.

(3) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

(4) Tax Status

A ruling has been obtained from the Internal Revenue Service stating that the Plan as restated effective November 1, 2001 qualifies under Section 401(a) of the IRC. The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.

(5) Plan Transfers

Plan transfers represent the net amount of participant account balances transferred during the year to the Plan from other plans within the Master Trust as a result of the participants' changing employment within the Company and the related changes in their eligibility status.

(6) Guaranteed Investment Contracts

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs) (the Contracts) as included in the Weyerhaeuser Stable Value Fund are valued at contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The Synthetic GICs are investments that simulate the

(Continued)

performance of a traditional GIC through the use of bonds, Vanguard fixed income common commingled trust funds, registered investment company funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The contract value of the Synthetic GICs held in the Master Trust is comprised of the wrappers, common commingled trust funds, and registered investment company funds totaling $(3.9) million, $364.1 million, and $27.3 million, respectively, as of December 31, 2004. The contract value of the Synthetic GICs held in the Master Trust is comprised of the wrappers, bonds, common commingled trust funds, and registered investment company funds totaling $(5.6) million, $13.4 million, $370.8 million, and $47.4 million, respectively, as of December 31, 2003.

Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies' applicable rate schedules. The aggregate average yield of the Contracts in the Master Trust for the years ended December 31, 2004 and 2003 was 4.2% and 4.7%, respectively. The aggregate interest rate for the Contracts in the Master Trust as of December 31, 2004 and 2003 was 4.1% and 4.4%, respectively. The fair value of the Contracts in the Master Trust exceeded the contract value by approximately $1.7 million and $12.7 million as of December 31, 2004 and 2003, respectively.

(7) Interest in Master Trust

At December 31, 2004 and 2003, the Plan's interest in the net assets of the Master Trust was approximately 78%. The following table presents the values of investments held by the Master Trust as of December 31, 2004 and 2003 and the investment income (loss) for the year ended December 31, 2004:

	2004	2003
	(Dollar amounts in thousands)	
Investments:		
Investments in shares of registered investment company funds and Company stock at fair value:		
Weyerhaeuser Company Common Stock Fund including cash equivalents of $2,039 and $3,054, respectively	$ 626,561	615,705
Vanguard 500 Index Fund	853,071	801,552
Vanguard Extended Market Index Fund	239,136	176,957
Vanguard Total International Stock Index Fund	66,403	36,536
Vanguard Wellesley Income Fund	312,016	288,215
Vanguard Prime Money Market Fund	31,621	31,808
Vanguard Total Bond Fund	42,408	40,539
Investments in Weyerhaeuser Stable Value Fund at contract value:		
Traditional guaranteed investment contracts	189,548	171,209
Synthetic guaranteed investment contracts	387,458	426,043
Vanguard Prime Money Market Fund	20,829	20,269
Pending trades and other	520	1,499
Participant loans	121	441
Total investments	$ 2,769,692	2,610,773
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments:		
Weyerhaeuser Company Common Stock Fund	$ 33,460	
Vanguard 500 Index Fund	68,550	
Vanguard Extended Market Index Fund	33,936	
Vanguard Total International Stock Index Fund	8,838	
Vanguard Wellesley Income Fund	9,292	
Vanguard Total Bond Fund	(199)	
Dividend income	47,617	
Interest income	24,737	
Net investment income	$ 226,231	

(8) Nonexempt Transactions

The Company remitted certain participants' 2004 contributions for certain pay periods after the date required by the Department of Labor. During 2005, the Company contributed lost earnings to the participants.

(9) Subsequent Event

Effective January 1, 2005, participants may transfer employer matching contributions upon full vesting of their accounts, regardless of age.

Schedule I

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Dollar amounts in thousands

Identity of issuer, borrower, lessor, or similar party	Description of investment		Current value
Participant Loans	Participant loans with interest rates ranging from 9% to 10.5% and maturity dates through December 8, 2005.	$	121

Schedule II

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2004

Identity of party involved	Relationship to the plan	Description of transaction	Dollar amount	Lost interest
Weyerhaeuser Company	Plan sponsor	Weyerhaeuser Company remitted deferrals for certain pay periods during 2004 for thirty participants after the date required by the Department of Labor. During 2005, Weyerhaeuser Company reimbursed the participants for lost interest of $442.	$ 6,454	$ 442